CF Acquisition Corp. VI

110 East 59th Street

New York, NY 10022

August 10, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C., 20549

Attention: Patrick Faller

Re:	CF Acquisition Corp. VI
Registration Statement on Form S-4
Filed February 14, 2022, as amended
File No. 333-262725

Dear Mr. Faller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CF Acquisition Corp. VI hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, August 11, 2022, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Javad Husain of Hughes Hubbard & Reed LLP at (857) 225-6204 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Howard W. Lutnick
Howard W. Lutnick
Chief Executive Officer

cc:	Hughes Hubbard & Reed LLP
Willkie Farr & Gallagher LLP